CONTACT:	FOR IMMEDIATE RELEASE
Joanne Saunders
Leading Brands, Inc.
Tel: 866 685-5200 ext. 288
Email: jsaun@LBIX.com

TRUEBLUE® WINS AWARD

Named Best New Blueberry Beverage of 2005

VANCOUVER, CANADA, March 21, 2006, LEADING BRANDS, Inc. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, announces that the North American Blueberry Council has selected TrueBlue® Blueberry-Pomegranate Juice Cocktail as the ‘Best New Blueberry Product of 2005’ in the beverage category.

Joanne Saunders, Leading Brands’ Vice-President of Marketing said: “This award is further verification that TrueBlue® is the blueberry beverage of choice for today’s consumers. I receive calls virtually every day from consumers whose only reason for calling is to tell me that they love the taste of TrueBlue®. This is such an exciting time for the brand!”

TrueBlue® is now available in major retailers across Canada and in 42 US States. Five delicious flavors are offered: Blueberry, Blueberry-Cranberry, Blueberry-Pomegranate, Blueberry-Green Tea, and Blueberry-Raspberry, all high in antioxidant activity. Two conveniently-sized 64oz (1.89L) and 16oz (473mL) PET bottles are available to consumers.

TrueBlue® was launched in early 2005. The ‘all natural’ product is lightly sweetened with Cane Sugar, and formulated to comply with the most strict health food requirements. Each 16 oz (473mL) serving contains as much juice as a full serving of fresh blueberries. With 25% fewer calories per serving than most cranberry-based products, TrueBlue® is also a preferred dietary choice for health-conscious consumers.

Recently, LiteBlue® Blueberry Juice Cocktail has been added to the brand lineup. LiteBlue® contains only half the calories of TrueBlue® (50 calories per serving), and is sweetened with a combination of cane sugar and Splenda®. Two LiteBlue® flavors are available: Blueberry and Blueberry-Raspberry.

For more details on TrueBlue® and LiteBlue® please visit www.trueblueberry.com.

To request interviews, samples or photos, please contact Joanne Saunders at the number above.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue®, TREK® Sports Drink, Soy2O®, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, Brand X Originals®, Infinity™ Sparkling Mountain Spring Water and Cool Canadian® Mountain Spring Water.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

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©2006 Leading Brands, Inc.

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